SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of April, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: three company announcements made, as follows

on April 9, 2002
Notification of interests of directors - Ian Livingstone

on April 10, 2002
New mobility strategy could be worth £500m extra revenue in five years time

Adjustment to share interests of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: April 10, 2002 By: ______________________

PATRICIA DAY
Authorized Representative

10 April 2002

NEW MOBILITY STRATEGY COULD BE WORTH £500M EXTRA REVENUE IN FIVE YEARS

- **BT to create UK's first Public Access Wireless LAN network**
- **Launch of new fully-BT-branded Mobility Services**
- **BT to buy airtime from mm02 and offer unified billing and customer service under own brand**
- **Focus on integrated mobile and fixed line solutions**
- **New mobility strategy expected to contribute new revenue of £180m a year by 2004/05 and could rise to £500m per annum in five years**
- **BT's mobility solutions will help corporate customers achieve optimal 'business agility'**

BT today (Wednesday 10 April) followed Group CEO Ben Verwaayen's recent review of the company's strategy by unveiling new mobility initiatives that are expected to deliver additional revenues of £180m a year by 2004/05.

The mobility strategy focuses on delivering fully BT-branded mobile solutions and includes the launch of the UK's first-ever public access Wireless LAN network, combining the flexibility of mobile devices with the speed and power of BT's broadband network.

Today's announcement forms part of BT's 'Business Agility' Week, which explores the ways in which businesses can adapt to modern demands through cultural change and smart use of technology, allowing work to be done just as effectively away from static locations. BT's new mobility initiatives will help make the concept of 'business agility' a reality for the company's corporate customers.

BT Group plc
Registered Office:
81 Newgate Street London EC1A 7AJ
Registered in England and Wales No. 4190816
www.btplc.com

Pierre Danon, chief executive officer, BT Retail said: "We are already market leaders, with more than 20 per cent of subscribers among major business customers. Yet, since the demerger with mmO2, there has been a false assumption that, because we do not now physically own a network, we are somehow no longer in mobile. As today's announcements demonstrate, that could not be further from the truth. The major initiatives announced today will deliver cutting-edge, integrated services to our customers, consolidate our leadership position in the mobile solutions market and provide the answers for those companies wishing to improve their 'agility'.

"As I told the City before Christmas, we expect our mobility strategy to generate £180m in new revenue by the end of 2004/05. We are confident this will be a fast-growing market and it could be worth an extra £500m of revenue per annum within five years."

UK's first Public Access Wireless LAN network

Anticipating a decision from the UK Radio Agency to allow commercial services to operate across the 2.4 GHz radio spectrum, BT is moving quickly to build the UK's first public access Wireless LAN network by installing around 400 *hotspots* by June 2003. BT estimates there will be up to 4,000 sites by June 2005 and will be working closely with its partners Motorola and Cisco to build the new network.

Confirming this, Danon said: "We intend to build a national network of access points around key public sites such as hotels, railway stations, airports, bars and coffee shops – all within reach of business travellers, commuters and other users. We are already working to secure this. We are talking to Costa Coffee about public Wireless LAN and are in advanced discussions with all the leading retailers and property owners to create the right geography and numbers of outlets. I'm hoping to be able to announce more news just as soon as these deals are signed."

Using the service is simple. As long as users are within range of a Wireless LAN *hotspot* (approx 100 metres) and have the right software on their laptop or handheld device, they will be able to access the Internet or get secure access to their corporate networks at speeds of up to 500 kbps and several times faster than current wireless connections, enabling them to send and receive large quantities of information at broadband speed. At the same time, BT will be working with corporate customers to bring the same technology into their offices – heralding the dawn of the truly wireless office and creating new, flexible ways of working.

Current estimates are that Wireless LAN will be at least three times faster and less than half the price of 3G technology. It also uses simple and readily available current technology.

Danon added: "One of the advantages of Wireless LAN is the simplicity of its adoption, requiring no additional cabling and no digging. By only modest investment, we'll achieve a high-speed network and be able to exploit BT's existing and growing broadband network. That, coupled with the recent price cuts announced in wholesale Broadband access, enables us to make our Wireless LAN network really affordable for our customers. It complements mobile services for those who are *'on the pause'* rather than *'on the move'*."

Full product details will be available in June and billing options will range from an annual subscription-based charge for regular users and business customers to a pre-paid vouchers solution sold in retail outlets for more occasional use, which will become available later in the year.

Future opportunities for Wireless LAN will include a home networking solution from BT before the end of the year. The Wireless LAN initiative is expected to generate new revenues of at least £30m a year by the end of 2004/05.

BT Mobility Services

From June 2002 BT is also launching its new Mobility Services portfolio which will bring a wide range of mobile products to its business customers and create a new Service Provider business in the mobile market, giving BT business customers unified billing and customer service for the first time under the BT brand. The new service is expected to deliver around £150m a year in additional revenues by the end of 2004/05. BT is targeting a 12-15 per cent share of the business market for mobility services by 2006/7 and delivering margins in the same year of more than 10 per cent.

BT branded from top to bottom, the new service will buy airtime from mmO2 and provide the overall customer support as part of their BT relationship. BT has already agreed wholesale airtime terms with mmO2 to launch the new product range and has an existing three-year agreement to act as its sales channel in the business market. It will deliver today's GSM and GPRS services, as well as tomorrow's 3G solutions. The service will include access to other mobile devices such as the Blackberry, which allows real-time email access on the move without dependency on a Wireless LAN hotspot.

BT is also developing a portfolio of business solutions, offering the benefits of mobility through integrated applications. Working with partners, including BT Ignite, BT already offers solutions based around GPRS and Wireless LAN, covering personal information management, mobile office and highly-secure access to corporate intranet services. The new offerings will include location and personalised service applications as well as solutions for workforce management and enablers for a mobile sales force. Further announcements about these solutions will follow this summer.

Pierre Danon said: "Today we're building on the strength and trust of the BT brand and making it clear to our customers that we can connect their world, wherever they are, backed up by a single point of customer service and supplier relationship. We intend to exploit our ability to deliver integrated communications solutions, covering voice and data, mobile and fixed line, working with our growing ecosystem of world class partners and BT's own internal expertise. Above all, we bring a passion and focus on the customer experience in addressing their integrated communications needs for today and for the future.

"What we are announcing today clearly demonstrates how BT can give businesses the agility they need to compete and succeed, by providing the technological solutions to allow their employees to work as effectively away from the office as they do in it. We have the mobility solutions to help them on the move and the forthcoming Wireless LAN network to allow them to work '*on the pause*'. The picture will be complete when we announce shortly a powerful package that will transform the home-working experience. This all aligns with our vision of 'Connecting your World. Completely'."

ENDS

High resolution images of Pierre Danon and David Hughes (Director of Mobility) will be available for the media to view and download at 9.45am, 10 April 2002, from www.vismedia.co.uk.

For further information:

Elizabeth Ballard, Fishburn Hedges **tel: 020 7839 4321**
BT Group Newsroom **tel: 020 7356 5369**

BT Retail is one of the businesses that make up the BT Group. Others include BT Ignite, BT Wholesale, BTopenworld and BTexact Technologies. It is the UK's leading communications service provider and the prime channel to market for the other businesses in the Group. It has 21 million residential and business customers, a turnover of £11.8bn (in the last full financial year) and around 50,000 employees.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Notification of interests on appointment

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

n/a

14) Date Company informed

8 April 2002

15) Total holding following this notification

nil

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The appointment of Ian Livingston as an executive director of BT Group plc, with effect from 8 April 2002, was notified to the London Stock Exchange on 4 February 2002.

The following information is now provided in respect of Ian Livingston as required by the Listing Rules:

Listing Rule 16.4 (a)
Current Directorships of publicly quoted companies in the last five years:

nil

Past Directorships

Company name	Appointed	Resigned
Beakhouse Limited	11/07/1996	08/03/1999
Bill Donald Investments Limited	29/07/1994	08/03/1999
Byte Computer Superstores Limited	31/03/1998	08/03/1999
Campus Treasury Management Limited	29/07/1994	01/09/1997
Clubfair Limited	29/07/1994	09/07/1998

Coverplan Insurance Services Limited	03/05/1998	21/02/2002
Currys Computers Limited	29/07/1994	21/02/2002
Currys Group plc	29/07/1994	21/02/2002
D.N. Computer Services Limited	01/11/1996	01/09/1997
Dixons Colour Laboratories Limited	29/07/1994	21/02/2002
Dixons Computers Limited	29/07/1994	21/02/2002
Dixons European Investments Limited	27/01/2000	21/02/2002
Dixons Financial Services Limited	03/05/1998	21/02/2002
Dixons Group (Capital) plc	29/07/1994	21/02/2002
Dixons Group Finance plc	04/01/1996	21/02/2002
Dixons Group Holdings Limited	14/01/2000	21/02/2002
Dixons Group plc	10/12/1999	05/03/2002
Dixons Group Retail Properties Limited	22/12/1997	21/02/2002
Dixons Group Treasury plc	29/07/1994	21/02/2002
Dixons Investments Limited	29/07/1994	01/09/1997
Dixons Overseas Investments Limited	29/07/1994	21/02/2002
Dixons Retail Properties Limited	17/01/1996	21/02/2002
Dixons Treasury Management Limited	21/07/1995	01/09/1997
DNCS PLC	01/11/1996	08/03/1999
DSG Games (Properties) Ltd	04/07/2000	16/08/2000
DSG Ireland Limited	06/09/1996	21/02/2002
DSG Retail Limited	29/07/1994	06/03/2002
DSG Travel Limited	29/07/1994	01/09/1997
Farm Street Computer plc	29/07/1994	21/02/2002
Freeserve (DGM) Limited	29/07/1994	09/11/2000
Freeserve (Reconstruction) Limited	04/05/1997	09/11/2000
Freeserve plc	22/06/1999	14/02/2001
Freeserve.com plc	01/09/1998	14/02/2001
Hedhouse Limited	29/07/1994	21/02/2002
Leverstock Investments Limited	29/07/1994	01/09/1997
Mastercare Limited	30/04/1995	01/09/1997
Matsui Computers Limited	29/07/1994	21/02/2002
Nimrod Computers Limited	29/07/1994	01/09/1997
Pearldove Limited	29/07/1994	01/09/1997
Saisho Computers Limited	29/07/1994	21/02/2002
The Link Stores Limited	18/03/1997	08/01/2001
Timelark Limited	29/07/1994	21/02/2002
Wallace Heaton Limited	29/07/1994	08/03/1999
Wigfalls plc	29/07/1994	21/02/2002

Listing Rule 16.4 (b)
Not applicable.

The above named Director has technical interests, as at 8 February 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 45,286, 908 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley
020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 8 April 2002

End

BT – SPECIAL PURPOSE TRUST

Adjustment to share interests of Directors

BT Group plc

BT Group plc advises that, on 10 April 2002, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), as trustee of a discretionary employee trust established by British Telecommunications plc (***BT***)) (the ***Trust***), transferred 12,247 ordinary shares in BT Group plc (***BT Group Shares***) and 12,247 ordinary shares in mmO_2 plc (***mmO_2 Shares***) to a total of 12 beneficiaries of the Trust in satisfaction of options held by them under the BT Employee Sharesave Scheme 1994.

Following this transfer, the Trustee holds 45,274,661 BT Group Shares, as well as 45,274,661 mmO_2 Shares. The Executive Directors of BT Group plc (Ben Verwaayen, Sir Christopher Bland, Philip Hampton, Andy Green, Pierre Danon, Paul Reynolds and Ian Livingston) are for the purposes of the Companies Act 1985 treated as interested in all of the BT Group Shares held in the Trust. Despite this technical interest in all of the BT Group Shares, each Executive Director will only be entitled to receive from the Trustee the number of BT Group Shares to which he is entitled on the exercise of options held by him under the BT Employee Sharesave Scheme 1994. Such options are only exercisable until 19 May 2002.

Date of notification 10 April 2002

ends